                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)




                              Parlex Corporation
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                               (Name of Issuer)


                    Common Stock, par value $.10 per share
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                         (Title of Class of Securities)


                                  701630-10-5
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                                (CUSIP Number)


                              Walter A. Winshall
                                3 Ferndale Road
                               Weston, MA 02193
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               December 22, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 SCHEDULE 13D

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CUSIP No.  701630-10-5                                        Page 2 of 4 Pages
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Walter A. Winshall

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4    Not Applicable

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
      Not Applicable
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          447,124
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          447,124
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      447,124
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not Applicable                                                [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.6%
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 3 to Schedule 13D relates to shares of common stock of Parlex Corporation ("Parlex") and is filed to amend the Schedule 13D originally filed by Walter A. Winshall with the Securities and Exchange Commission on July 21, 1997, as amended by Amendment No. 1 and Amendment No. 2, each filed with the Securities and Exchange Commission on July 21, 1997.

Item 2.  Identity and Background

         (a)  Walter A. Winshall

         (b)  3 Ferndale Road
              Weston, MA 02193

         (c)  self-employed management consultant

         (d)  no

         (e)  no

         (f)  United States of America

Item 5.  Interest in Securities of the Issuer

         (a)  447,124 shares (9.6% of the class)

         (b) sole power to vote and sole power to dispose or to direct the disposition: 447,124 shares (9.6% of class)

         (c) The Reporting Person has effected the following transactions since his most recent filing on Schedule 13D:

                    (i)   July 25, 1997 -- gift transfer of 2,500 shares.

                    (ii) August 6, 1997 -- open market sale of 8,500 shares at $20.00/share.

                    (iii) August 20, 1997 -- open market sale of 17,500 shares at $20.02/share.

                    (iv)  August 25, 1997 -- gift transfer of 3,000 shares.

                    (v)   October 21, 1997 -- gift transfer of 3,000 shares.

                    (vi) December 22, 1998 -- open market sale of 7,500 shares at $10.00/share.

         (d)  Not applicable.

         (e)  Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 6, 2001

                              /s/ Walter A. Winshall
                              -------------------------
                              Walter A. Winshall

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